Exhibit 99.4

Press Release

Dupixent® demonstrates potential to become first biologic to treat COPD by showing significant reduction in exacerbations in pivotal trial

●	First and only biologic to demonstrate clinically meaningful and statistically significant (30%) reduction in exacerbations compared to maximal standard-of-care inhaled therapy
●	First and only biologic to show rapid and significant improvement (160 mL in FEV1) in lung function compared to maximal standard of care inhaled therapy (77 mL in FEV1)
●	First and only biologic to demonstrate significant improvements in quality of life and respiratory symptoms
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COPD is the third leading cause of death worldwide with no new treatment approaches approved in more than a decade; trial enrolled patients with moderate to severe disease and evidence of type 2 inflammation (i.e., blood eosinophils ≥300 cells/μL)

●	COPD is the seventh disease in which Dupixent has shown positive pivotal results, confirming the key role of IL-4 and IL-13 in these type 2 inflammatory diseases

Paris and Tarrytown, N.Y. March 23, 2023. The primary and all key secondary endpoints were met in a Phase 3 trial evaluating the investigational use of Dupixent® (dupilumab) added to maximal standard-of-care inhaled therapy (triple therapy) in adults with uncontrolled chronic obstructive pulmonary disease (COPD) and evidence of type 2 inflammation. Dupixent is the first and only biologic to demonstrate a clinically meaningful and highly significant (30%) reduction in moderate or severe acute exacerbations of COPD (rapid and acute worsening of respiratory symptoms), while also demonstrating significant improvements in lung function, quality of life and COPD respiratory symptoms.

Dietmar Berger, M.D., Ph.D.

Head of Global R&D ad interim and Chief Medical Officer at Sanofi

“Change cannot come quick enough for people living with uncontrolled COPD but, unfortunately, many investigational treatments have failed to demonstrate significant clinical outcomes leaving these vulnerable patients with limited treatment options. We took a bold approach with our direct to Phase 3 program, shaving years off standard clinical development timelines. We are excited to share these unprecedented and potentially paradigm-shifting clinical results, which may give new hope to patients, caregivers and physicians.”

COPD is a life-threatening respiratory disease that damages the lungs and causes progressive lung function decline. Symptoms include persistent cough and breathlessness that may not only impair the ability to perform routine daily activities, but can also lead to anxiety, depression and sleep disturbances. COPD is also associated with a significant health and economic burden due to recurrent acute exacerbations that require systemic corticosteroid treatment and/or lead to hospitalization or even death. Smoking is a key risk factor for COPD, but even individuals who quit smoking can still develop the disease. In the U.S. alone, approximately 300,000 people live with uncontrolled COPD with type 2 inflammation.

George D. Yancopoulos, M.D., Ph.D.

President and Chief Scientific Officer at Regeneron

“COPD is an urgent global health concern and a notoriously difficult-to-treat disease due to its heterogeneity, with no new treatments approved in more than a decade. In this landmark Phase 3 trial, patients with uncontrolled COPD achieved clinical outcomes with Dupixent at a magnitude never before seen with a biologic. These results also validated the role type 2 inflammation plays in driving COPD in these patients, advancing the scientific community’s understanding of the underlying biology of this disease. We look forward to discussing these exciting results with regulatory authorities.”

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In the BOREAS Phase 3 trial (the first of two Phase 3 trials), 939 adults who were current or former smokers aged 40 to 80 years were randomized to receive Dupixent (n=468) or maximal standard-of-care inhaled therapy (n=471). Patients who added Dupixent to triple therapy experienced the following, compared to maximal standard-of-care inhaled therapy:

●	30% reduction in moderate or severe acute COPD exacerbations over 52 weeks (p=0.0005), the primary endpoint.
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Improved lung function from baseline by 160 mL at 12 weeks compared to 77 mL for maximal standard-of-care inhaled therapy (p<0.0001), with the benefit versus maximal standard-of-care sustained through week 52 (p=0.0003), both of which were key secondary endpoints.

Dupixent met all endpoints tested in the hierarchy, including improvement in patient-reported health-related quality of life as measured by St. George’s Respiratory Questionaire (SGRQ) and reduction in the severity of respiratory symptoms of COPD as measured by Evaluation Respiratory Symptoms: COPD (E-RS: COPD).

The safety results were generally consistent with the known safety profile of Dupixent in its approved indications. For the 52-week treatment period, overall rates of adverse events (AE) were 77% for Dupixent and 76% for maximal standard-of-care inhaled therapy. AEs more commonly observed with Dupixent compared to maximal standard-of-care inhaled therapy included headache (8.1% Dupixent, 6.8% maximal standard-of-care inhaled therapy), diarrhea (5.3% Dupixent, 3.6% maximal standard-of-care inhaled therapy) and back pain (5.1% Dupixent, 3.4% maximal standard-of-care inhaled therapy). Adverse events more commonly observed with maximal standard-of-care inhaled therapy compared to Dupixent included upper respiratory tract infection (9.8% maximal standard-of-care inhaled therapy, 7.9% Dupixent), hypertension (6.0% maximal standard-of-care inhaled therapy, 3.6% Dupixent) and COVID-19 (5.7% maximal standard-of-care inhaled therapy, 4.1% Dupixent). AEs leading to deaths were balanced between the two arms (1.7% maximal standard-of-care inhaled therapy, 1.5% Dupixent).

Detailed efficacy and safety results from this trial will be presented in a future scientific forum.

The broader Sanofi and Regeneron COPD clinical research program includes Phase 3 trials with itepekimab, a fully human monoclonal antibody that binds to and inhibits interleukin-33 (IL-33). Itepekimab received Fast Track Designation from the U.S. Food and Drug Administration in January 2023 for the treatment of COPD in patients who do not currently smoke. Data from this pivotal program is expected in 2025.

The safety and efficacy of Dupixent and itepekimab in COPD have not been fully evaluated by any regulatory authority.

About the Dupixent COPD Phase 3 Trial Program

BOREAS is one of two pivotal trials in the Dupixent COPD program. The randomized, Phase 3, double-blind, placebo-controlled trial evaluated the efficacy and safety of Dupixent in 939 adults who were current or former smokers aged 40 to 80 years with moderate-to-severe COPD. All patients in the trial had evidence of type 2 inflammation, as measured by blood eosinophils ≥300 cells/µL. During the 52-week treatment period, patients received Dupixent or placebo every two weeks added to triple therapy of inhaled corticosteroids (ICS), long-acting beta agonists, and long-acting muscarinic antagonists. Double maintenance therapy was allowed if ICS was contraindicated.

The primary endpoint evaluated the annualized rate of acute moderate or severe COPD exacerbations. Moderate exacerbations were defined as those requiring systemic steroids and/or antibiotics. Severe exacerbations were defined as those: requiring hospitalization; more than a day of observation in an emergency department or urgent care facility; or resulting in death. Key secondary endpoints included change from baseline in lung function (assessed by pre-bronchodilator FEV1) at 12 and 52 weeks; change from baseline at week 52 in SGRQ total score compared to maximal standard-of-care inhaled therapy and proportion of patients with SGRQ improvement ≥4 points at week 52.

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The second, replicate Phase 3 trial of Dupixent in COPD (NOTUS) is ongoing with data expected in 2024.

About Sanofi and Regeneron’s COPD Clinical Research Program

Sanofi and Regeneron are motivated to transform the treatment paradigm of COPD by examining the role different types of inflammation play in the disease progression through the investigation of two potentially first-in-class biologics, Dupixent and itepekimab.

Dupixent inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) pathways and the program focuses on a specific population of people with evidence of type 2 inflammation. Itepekimab is a fully human monoclonal antibody that binds to and inhibits interleukin-33 (IL-33), an initiator and amplifier of broad inflammation in COPD. Across both programs, four Phase 3 trials are ongoing and designed to inform next-generation treatments for people with COPD who might not have other options.

About Dupixent

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) pathways and is not an immunosuppressant. The Dupixent development program has shown significant clinical benefit and a decrease in type 2 inflammation in Phase 3 trials, establishing that IL-4 and IL-13 are key and central drivers of the type 2 inflammation that plays a major role in multiple related and often co-morbid diseases. These diseases include approved indications for Dupixent, such as atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP), prurigo nodularis and eosinophilic esophagitis (EoE).

Dupixent has received regulatory approvals in one or more countries around the world for use in certain patients with atopic dermatitis, asthma, CRSwNP, EoE or prurigo nodularis in different age populations. Dupixent is currently approved for one or more of these indications in more than 60 countries, including in Europe, the U.S. and Japan. More than 600,000 patients are being treated with Dupixent globally.

Dupilumab Development Program

Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement. To date, dupilumab has been studied across more than 60 clinical trials involving more than 10,000 patients with various chronic diseases driven in part by type 2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes in Phase 3 trials, including pediatric EoE, hand and foot atopic dermatitis, chronic inducible urticaria-cold, chronic spontaneous urticaria, chronic pruritus of unknown origin, COPD with evidence of type 2 inflammation, chronic rhinosinusitis without nasal polyposis, allergic fungal rhinosinusitis, allergic bronchopulmonary aspergillosis and bullous pemphigoid. These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents, develops and commercializes life-transforming medicines for people with serious diseases. Founded and led for 35 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to nine FDA-approved treatments and numerous product candidates in development, almost all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, hematologic conditions, infectious diseases and rare diseases.Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically humanized mice to produce optimized fully human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world. For more information, please visit www.Regeneron.com or follow @Regeneron on Twitter.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY.

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